
om
LIMITED

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 1 of 7 pages.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Monday 14 July, 2003.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America


03029031

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	30 June, 2003	Appendix 3Y: Change of Directors Interest Notice
2	30 June, 2003	Appendix 3Y: Change of Directors Interest Notice
3	11 July, 2003	Company Announcement: Launch of Safety Scalpel on US Market

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.


SEC MAIL PROCESSING SECTION
RECEIVED
JUL 31 2003
WASH. D.C.
155

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Occupational & Medical Innovations Limited
ACN	091 192 871

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Edward Taske
Date of last notice	04/06/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Superannuation Fund
Date of change	27/06/2003
No. of securities held prior to change	275,000 J. Taske Superannuation Fund 344,900 J. Taske
Class	Fully Paid Ordinary
Number acquired	20,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$56,000
No. of securities held after change	295,000 J. Taske Superannuation Fund 344,900 J. Taske


SEC MAIL PROCESSING
RECEIVED
JUL 31 2003
WASH, D.C.
155
SECTION

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	


SEC MAIL PROCESSING
RECEIVED
JUL 3 1 2003
WASH. D.C.
SECTION

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y



Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Occupational & Medical Innovations Limited
ABN	11-091-192-871

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Kiehne
Date of last notice	6 May 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27/ 6/2003
No. of securities held prior to change	9,219,410
Class	Ordinary Shares
Number acquired	Nil
Number disposed	140,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$112,000
No. of securities held after change	9,079,410
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off Market and donations to registered charities.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871


omi
LIMITED

11 July 2003

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

ASX Company Announcements Office


SEC MAIL PROCESSING
RECEIVED
JUL 3 1 2003
WASH. DC
SECTION

Launch of Safety Scalpel on US market

OMI Managing Director Mr. Bruce Kiehne and the newly appointed General Manager of OMI Research Pty Ltd, Mr. Wayne Archibald will travel to the United States in the coming weeks to attend the official market launch of the Safety Scalpel at the Personna Medical Headquarters in Virginia.

Wayne Archibald (B.Ec., MBA) has extensive management expertise in marketing and finance with a leading multinational oil company. He has also successfully owned and managed other business enterprises.

Whilst in the USA, Mr. Kiehne & Wayne Archibald are also having discussions with key medical device companies regarding OMI products.

The first sales order for the scalpel, soon to be shipped out, will be distributed throughout the North American market by Personna Medical, under an exclusive five-year contract worth a minimum six million dollars.

This signals a key milestone for OMI in its transition from small R&D company to a significant medical device supplier that is taking product to market. Apart from Mr. Archibald, the OMI operation has expanded to facilitate growth with the addition of key people on staff with Shao Min Chen appointed Quality Assurance engineer, tasked with direct liaison with OMI's appointed manufacturers in China. Shao Min is a qualified engineer, holds a diploma in accounting and is fluent in mandarin.

Personna advises that they have tested the OMI Safety Scalpel in hospitals throughout the USA, yielding excellent results. The Safety Scalpel was first introduced to American healthcare workers at a trade show in April and the response was very positive. Personna have prepared an extensive marketing campaign around the OMI product. We are confident of becoming the benchmark safety scalpel in the USA.

OMI has reserved the rights for distribution of its scalpel in the Australasian market and expects to complete negotiations shortly after Mr Kiehne and Mr Archibald return from their US visit.

OMI has also recently signed a manufacturing agreement with the VitalCare Group Inc (VitalCare) for the manufacture of its Needle Free Access Valve.

After the Safety Scalpel & Needle Free Access Valves are established in the market, OMI will turn its attention towards the commercialisation and release of its two retractable syringes later in the year.



Bruce Kiehne
Managing Director